SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13-D

                    Under the Securities Exchange Act of 1934

                          SENTRY TECHNOLOGY CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    81731K101
                                  (CUSIP Number)

                                Peter L. Murdoch
             37 Bellefair Avenue, Toronto, Ontario, Canada  M9L 3T7
                                 (416) 674-4788
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 4, 2004
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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      1.  Names of Reporting Person. I.R.S. Identification Nos. of above persons
         (entities  only).

         Peter  L.  Murdoch

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      2.  Check  the  Appropriate  Box if a Member of a Group (See Instructions)

          (a)  ______X________

          (b)  _______________

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      3.  SEC  Use  Only

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      4.  Source  of  Funds  (See  Instructions):  PF

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      5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d)  or  2(e)  [  ]
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      6.  Citizenship  or  Place  of  Organization:  Ontario,  Canada
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NUMBER  OF         7.  SOLE  VOTING  POWER        59,655,096

SHARES
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BENEFICIALLY       8.  SHARED  VOTING  POWER       -0-

OWNED  BY
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EACH               9.  SOLE  DISPOSITIVE  POWER   57,155,096*

REPORTING

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PERSON  WITH     10.  SHARED  DISPOSITIVE  POWER      -0-


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11.  Aggregate Amount Beneficially Owned by Each Reporting Person:    59,655,096

12.  Check  if  the  Aggregate  Amount  in Row (11) Excludes Certain Shares

(See Instructions)  [   ]


13.  Percent  of  Class  Represented  by  Amount  in  Row  (11)  49.5%

14.  Type  of  Reporting  Person  (See  Instructions):    IN  and  CO

* Reporting Person has granted an option to purchase 2,500,000 shares of Issuer's common stock.

--------------------------------------------------------------------------------

ITEM  1.  SECURITY  AND  ISSUER

This Schedule 13D relates to the shares of common stock of Sentry Technology Corporation, a Delaware corporation ("Issuer"). The principal executive office and mailing address of Issuer is 1881 Lakeland Avenue, Ronkonkoma, New York 11779.


ITEM  2.  IDENTITY  AND  BACKGROUND

(a)  This  Schedule  13D  is  being  filed  by:

(i) Peter L. Murdoch, a principal and director of the Issuer, with respect to the 2,101,500 shares of stock directly owned by him and the 57,553,596 shares of Stock owned by Saburah Investments, Inc ("Saburah") of which Mr. Murdoch is the 100% owner.

The foregoing persons are hereinafter sometimes referred to as the "Reporting Person". All disclosures herein with respect to the Reporting Person are made only by such Reporting Person.

(b)  The  address  of  the  Reporting  Person is:  37 Bellefair Avenue, Toronto,
Ontario,  Canada  M9L  3T7.

(c) Mr. Murdoch is a principal and director of the Issuer and the 100% owner of Saburah.

(d) The Reporting Persons has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

The consideration for the common shares purchased on November 4, 2004 (as described in Item 5, below) was $640,641 in cash. This transaction was entered into pursuant to certain contractual relations entered into prior to Sentry's purchase of ID Security Systems Canada, Inc. ("ID Systems"). The price per share is equal to 80% of the average closing price for Sentry's common stock for the 20 days' prior to August 5, 2004.


ITEM  4.  PURPOSE  OF  TRANSACTION

The purpose of the acquisition of the common stock by the Reporting Person was for investment. The Reporting Person reserves the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person, market conditions or other factors.

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER

On November 4, 2004, Saburah acquired 4,795,441 shares of the Issuer's common stock pursuant to certain contractual relations entered into prior to Sentry's purchase of ID Systems.

Prior to this transaction, Peter Murdoch owned 47.4 percent of the outstanding common stock of the Issuer. As a result of the November 4, 2004 transaction, Mr. Murdoch will now directly own or have control over 49.5 percent of the Issuer's outstanding common stock

Peter Murdoch is the 100% owner of Saburah. Mr. Murdoch will have voting control over 59,655,096 shares of the securities and dispositive control over
57,155,096  shares of the securities owned by Saburah.   Saburah  has granted
an  option  to  purchase  2,500,000  shares  of  the  securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described in Item 5, the Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS

None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  November 30, 2004



/s/ Peter L. Murdoch
--------------------------------------
    Peter  L.  Murdoch